SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                    UNDER THE
                             SECURITIES ACT OF 1933

                         ------------------------------

                              Z TRIM HOLDINGS, INC.
                 (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                 ILLINOIS                              36-4197173
      (STATE OR OTHER JURISDICTION)                 (IRS EMPLOYER
     OF INCORPORATION OR ORGANIZATION               IDENTIFICATION NO.)

                                1011 CAMPUS DRIVE
                            MUNDELEIN, ILLINOIS 60060
                                 (847) 549-6002
          (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES
                        AND PRINCIPAL PLACE OF BUSINESS)

                               GREGORY J. HALPERN
                             CHIEF EXECUTIVE OFFICER
                                1011 CAMPUS DRIVE
                            MUNDELEIN, ILLINOIS 60060
                                 (847) 549-6002
            (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                       -----------------------------------

                                    COPY TO:
                             STEPHEN R. DRAKE, ESQ.
                          EPSTEIN BECKER & GREEN, P.C.
                           150 N. MICHIGAN AVE., 35TH FLOOR
                          CHICAGO, ILLINOIS 60601-7553
                                 (312) 499-1400

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offering pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with divided or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. [ ]

     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b)under the Securities Act, check the following box. [ ]



                         CALCULATION OF REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------------

Title of Each Class of            Amount To Be            Proposed MaximumOffering    Proposed Maximun              Amount of
Securities To Be Registered       Registered(2)           Price Per Unit(3)           Aggregate Offering Price      Registration Fee
------------------------------------------------------------------------------------------------------------------------------------
       Common Stock               12,450,000 shares            $1.145                 $14,255,250                   $438
 (par value $.00005 per
        share)(1)
------------------------------------------------------------------------------------------------------------------------------------

     (1) Includes 3,250,000 shares of common stock underlying warrants.

     (2) Pursuant to Rule 416(a) of the Securities Act of 1933, as amended, this registration statement shall be deemed to cover additional securities that may be offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

     (3) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices reported for shares of Common Stock of the Registrant, as of June 4, 2007, as reported on the American Stock Exchange.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

                   SUBJECT TO COMPLETION, DATED June 5, 2007

PROSPECTUS
                              Z TRIM HOLDINGS, INC.
                                  COMMON STOCK
                              ------------------

     This prospectus relates to the sale or other disposition of 12,450,000 shares of our common stock, including 3,250,000 shares of common stock underlying warrants, by the selling stockholders named in this prospectus or their transferees. The issuance of the shares upon exercise of the warrants is not covered by this prospectus; only the resale of the shares underlying the warrants is covered. For information about the selling stockholders see "Selling Stockholders" on page 22. We will not receive any of the proceeds from the sale of the shares of common stock by the Selling Shareholders, but will receive proceeds related to the exercise for cash of the warrants held by the selling stockholders.

     On March 27, 2007, we entered into private placement subscription agreements pursuant to which we sold unregistered shares of our common stock, par value $0.00005 per share ("Common Stock"), and warrants exercisable for Common Stock. We sold 80 units in the private placement at a price of $100,000 per unit, with each unit consisting of 100,000 shares of Common Stock and a five-year warrant with an exercise price of $1.20 per share to purchase 25,000 shares of Common Stock (the "Warrants"). In the aggregate we sold 8,000,000 shares of Common Stock, and Warrants to purchase an additional 2,000,000 shares of Common Stock. We received gross proceeds of $8,000,000 from these sales. We also entered into a registration rights agreement in connection with the private placement pursuant to which we agreed to file with the Securities and Exchange Commission this registration statement covering the resale of the Common Stock and Common Stock underlying the Warrants.

     JP Turner & Company, LLC ("JP Turner") served as the lead placement agent in connection with the private placement. JP Turner, together with any affiliate placement agents, received warrants to purchase 1,200,000 shares of Common Stock on terms which are identical to the Warrants included in the units except that the exercise price is $1.00 per share. In addition, the placement agent's warrant has registration rights that are the same as those afforded to investors in the private placement.

     In addition to the March, 2007 offering, we previously sold unregistered shares of Common Stock and warrants exercisable for Common Stock in private sales and settlements at privately negotiated prices. In the aggregate, we sold 1,200,000 shares of Common Stock and warrants to purchase an additional 50,000 shares of Common Stock in these sales.

     The Selling Stockholders may offer their shares of Common Stock from time to time through public or private transactions, on or off of the American Stock Exchange at prevailing market prices or at privately negotiated prices. We will not receive any of the proceeds from the sale of the shares of Common Stock by the Selling Stockholders, but will receive proceeds related to the exercise for cash of warrants held by the Selling Stockholders.

     The Selling Stockholders, and any participating broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions or discounts given to any such broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act. The Selling Stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their common stock.

     Brokers or dealers effecting transactions in the shares should confirm the registration of these securities under the securities laws of the states in which transactions occur or the existence of applicable exemptions from such registration.

     Our common stock is listed on the American Stock Exchange under the symbol "ZTM." The last reported sale price of our common stock on the American Stock Exchange on June 4, 2007 was $1.15 per share.

     INVESTING IN THE COMMON STOCK INVOLVES RISKS. WE URGE YOU TO READ CAREFULLY THE "RISK FACTORS" BEGINNING ON PAGE 18 BEFORE MAKING YOUR INVESTMENT DECISION.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL AND COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   THE DATE OF THIS PROSPECTUS IS JUNE 5, 2007

                                TABLE OF CONTENTS

                                                                            PAGE

Prospectus Summary                                                           6

Risk Factors                                                                 18

Use Of Proceeds                                                              22

Selling Stockholders                                                         22

Plan Of Distribution                                                         25

Legal Matters                                                                28

Experts                                                                      28

Incorporation Of Certain Documents By Reference                              28

Where You Can Get More Information                                           29

                               PROSPECTUS SUMMARY


ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplements. We have not authorized any other person to provide you with different information. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the cover page.

THE COMPANY

Z Trim Holdings, Inc., which changed its name from Circle Group Holdings, Inc. in 2006, is an emerging growth company focused on the production, licensing, marketing and distribution of its proprietary and patented technology, Z Trim. Z Trim(R) is a natural food ingredient that is currently used by manufacturers, restaurants, and consumers to replace up to 50% of fat and calories without changing taste, texture, appearance or digestive properties in baked goods, dairy products, snacks, deserts, sauces, dressings, processed meats and many other foods. Z Trim is dedicated to transforming the multi-billion dollar processed food industry in its fight to create healthier, lower-fat, lower-calorie products.

Z Trim is also available as an Appetite Control formula that is 100% natural dietary fiber made from the bran of grain and delivered in a cellulose capsule. The new breakthrough product has great absorption capacity resulting in a feeling of fullness and a reduction in appetite thus allowing consumers to continue enjoying eating without sacrifice. Z Trim Appetite Control was recently shown in clinical studies to improve weight loss without causing any gastrointestinal or other negative side effects.

For decades, the industry has taken steps to try to make foods with less calories for the dieting consumer. They have been able to replace sugar and other sweeteners with modest success but have had little success replacing fat, usually creating products that don't taste very good. Sugar replacements such as saccharin, NutraSweet(R) and Splenda(R) can be found everywhere in our foods and eating habits. These food technologies have made their way into our soft drinks, snacks, cookies and our home cooking. We believe that Z Trim, as a fat replacement, has the potential to become as commonplace in our eating as sugar substitutes, and it will do this while still maintaining the original taste of the foods.

As a marketing driven company with a unique technological base, Z Trim's mission is to establish a new paradigm in fiber rich, lower calorie, reduced saturated fat products that promote health beyond basic nutrition. By reducing the fat and calories from fat by up to 50% in foods without sacrificing taste or texture, we believe that Z Trim represents a quantum breakthrough in food science and technology.

After years of development, Z Trim is now commercialized. The Company currently manufactures and markets Z Trim as an affordable ingredient technology that dramatically improves the food industry's nutritional promise. The Company's primary objective in 2007 is to build on Z Trim's early successes in various food products and studies, with the target goal of establishing it as an important ingredient in revolutionizing the food industry in a manner analogous to NutraSweet(R). The Company is targeting the end consumer through (i) proposing licensing agreements and direct sales to major food manufacturers and several small to mid size companies, (ii) direct sales to the consumer, and
(iii) direct sales to large food institutions such as those that supply to restaurants, hospitals, schools and cafeterias.

Z Trim is an all natural ingredient made from plant fiber, essentially an amorphous cellulose gel. Based on a novel processing system that converts crude fiber grain components into cereal hydro-colloidal compositions, Z Trim is rich in soluble and insoluble fiber, devoid of fat and calories, neutral in taste and totally compatible in texture with foods that it is used in. In concrete terms, this patented, proven ingredient system can significantly improve the health benefits of foods without compromising the taste delivery and mouth-feel properties of full-fat products that are critical to consumers and the market share belonging to the brands of every major food company.

Z Trim was developed at the U.S. Department of Agriculture by Dr. George Inglett. The goal was to create a zero-calorie healthy natural food ingredient utilizing grain bi-products that would replace a large portion of high calorie fats in processed foods. The Company holds the exclusive United States and international manufacturing and marketing rights to the technology for all fields of use. The Company spent the past five years and approximately 14 million dollars perfecting its patented and trade secret formulas, a state-of-the-art manufacturing facility and marketing rollout for production and use. The Company has dozens of U.S. and international patents issued and pending on the Z Trim composition and process as well as numerous trade secrets on this proprietary technology. Certain of the processes based upon the Company's intellectual property portfolio are now in use at the Z Trim plant located in Mundelein, Illinois.

Several consumer studies have been performed on Z Trim by independent focus groups, home use tests, state fairs and staged events at restaurants, and in the media that have been broadcast on NBC, CBS, WGN and FOX. All the results taken as a collective grouping have consistently demonstrated that people cannot tell the difference between a full fat food and the same recipe replacing up to 50% of the fat with Z Trim. Seven out of ten consumers consistently chose Z Trim as the full fat version or the better tasting version.

Z Trim adds water to recipes, so it improves textures resulting in creamier, moister, and juicier foods. The additional water also has the effect of cleansing the palette thereby diminishing aftertastes of fats such as greasiness and filminess. Lastly, Z Trim is healthy soluble and insoluble fiber. Fiber has been shown to improve satiety and contribute to other benefits such as weight loss, lowering of cholesterol and improvement of glycemic index.

We have four operating subsidiaries: Fiber-Gel Technologies,Inc.; thebraveway.com, Inc., operating as The Brave Way Training Systems; On-Line Bedding Corp.; and Z-Amaize Technologies, Inc.; and we have exclusive worldwide licenses to the Nutrition Analysis Tool website, Mini-Raman Lidar System, and ThraxVac technology.

Z Trim can play a critical role in the obesity epidemic.

Z Trim is a USDA-developed, all-natural, zero calorie fat replacement ingredient made from the healthy fiber of cereal grains. Currently corn or oats is used but Z Trim production can be derived from most economic agricultural products. Current Z Trim products include gel or powder used to replace portions of fat, gums, starches and carbohydrates in foods and as a nutritional supplement to control appetite. In a recent clinical study for weight management Z Trim was proven safe and effective where three out of four participants lost weight on an average of one pound per week with no lifestyle modification.

When used in foods as a gel with the consistency of fats like butter, Z Trim can replace up to 50% of the fat and calories without changing taste and while improving texture. In several consumer tests, nearly all of those surveyed determined that Z Trim foods taste better than, or at least as good, as their full-fat counterparts.

Dr. James Painter, PhD, RD and Chair of the School of Family and Consumer Sciences, performed blind taste studies at Eastern Illinois University with the purpose of determining consumer acceptability of dessert products prepared with varying levels of Z Trim as a fat substitute. All products were prepared using standardized recipes with the exception of varying levels of Z Trim as a fat substitute replacing fat, gram for gram at 25%, 50%, 75% and 100%. Each food product was assessed on four characteristics; appearance, flavor, texture and over all acceptability.

The conclusions were as follows -

o Z Trim may be substituted in all food products that were tested at 25% without showing a significant decrease in consumer liking in any category.

o Z Trim may be substituted at 50% in all food products tested without showing a significant decrease in overall acceptability

o Z Trim may be substituted at 75% in chocolate and cheese cakes without showing a significant decrease in consumer liking in any category

o Z Trim may be substituted at 100% in chocolate cake without showing a significant decrease in consumer liking in any category

o Z Trim may be substituted at 100% in chocolate and cheese cakes without showing a decrease in overall acceptability.

o At 25% substitution texture increased significantly with soft raisin cookies and appearance increase significantly in chocolate and cheese cakes


Whether  replacing fat in foods, or as an appetite  control  supplement,  Z Trim
consistently   creates  a  feeling   of   non-bloated   fullness   without   any
gastrointestinal (G.I.) or other negative side effects.

The ever-expanding interest by consumers in nutrition and their on-going search to find an effective and healthy weight management solution that works in a majority of cases, without lifestyle modification, is helping to drive the increase in our sales. Z Trim makes most foods healthier, whether in home kitchens, on grocery shelves or via institutional food service.

Z Trim is great news, and the media is picking up on the story.

"You On a Diet" (Free Press) authors Dr. Mehmet Oz and Dr. Michael Roizen, who appear frequently on Oprah Winfrey's day time talk show, acknowledge in their current chart topping bestseller that foods made with Z Trim have all the "taste" benefits of fat (better taste, more creaminess, better mouth-feel)without the caloric load. In a section headed "Help on the Horizon!" the authors note that their tasters reported that foods with Z Trim had all the flavor of the full-fat food, and conclude that Z Trim may eventually change the way we eat. The authors have a show of the same name on Discovery Health Channel. It is notable that the authors saw fit to discuss Z Trim as a product and by name due to the fact they have not to our knowledge previously done so with other products.

The Company owns one of the top nutritional analysis web sites Nutritional Analysis Technology Site according to Google Search results. Internet traffic to the Nutritional Analysis Technology Site (NATS)(http://nat.crgq.com/) provides a steady stream of new health seekers, allowing us to spread the message about the benefits of our marketing message LIVE LIFE BETTER(TM) with Z Trim to an audience interested in health and nutrition. Visitors to the NATS site can also buy Z Trim products.

The company continues the expansion of the ZTM shareholder base by developing new investment banking relationships, and by contacting the investment community at the broker, MicroCap Fund, and individual levels to inform and educate them about Z Trim Holdings, Inc. and the company's USDA developed Z Trim technology, what we feel is the "Answer to the Obesity Epidemic". Every customer becomes a potential product spokesperson as well as a potential shareholder. We won't rest until every American embraces Z Trim.

Cornell Students were awarded third place in the Research Chefs Association National Culinology Competition using Z Trim.

We are continuing to expand our marketing and publicity programs to inform and educate the world about the intersecting Pandemic of Obesity and Z Trim as a solution available now. This includes a video with Dr. Stuart Trager talking about the health benefits of Z Trim and the clinical study.

Z Trim is the right product, in the right place at the right time.

According to the World Health Organization, over one billion people are overweight across the globe, and that number is steadily rising. Various medical studies show that overweight persons are physiologically predisposed to advance into clinical obesity. The U.S. Centers for Disease Control has now formally labeled obesity an epidemic, recognizing its erosive effect on the national economy in terms of lost productivity and wages, increasing costs of benefits programs and publicly funded health programs, increased diversionary spending and the proliferation of avoidable disease. The Center for Science in the Public Interest is constantly challenging the food industry to reduce fats, to stop marketing to children and to make other meaningful changes. The American Medical Association, the American Cancer Society, the American Heart Association and even the USDA are devoting more of their resources to re-educating the public on how healthy lifestyles can help to curtail the obesity epidemic.

We believe there is a convergence of interests today among consumers who would like to be healthier without sacrificing delicious foods, the food companies who are interested in a solution, and governments who have declared the need to legislate consumers' fat intake. This is creating a market driven force for change within the food industry. The World Health Organization recently declared obesity as the biggest and most costly health problem on earth and yet, even though the media covers this topic extensively, we know of no legitimate contender to solve the dilemma. We believe that Z Trim is the first major contender.

Over fifty ingredients that replace fat have been introduced during the past quarter century and today represent a large growth opportunity. Several of these ingredients exist today in products labeled as "low fat", "no fat" "less fat" and "reduced fat", but foods containing these ingredients are often considered by consumers to have bad taste and texture. A few ingredients, such as Olestra, are frequently cited as having a negative impact on digestive health.

Recently, certain large food companies suggested the solution was to lower portion sizes. History shows that this actually results in consumers eating more than they ate previously. Another recent report showed that trans fats, which are nine calories per gram, can be removed in favor of palm oil, (also nine calories per gram), which years ago was replaced by tran's fats because the industry said it was unhealthy at the time. Z Trim(R), developed by the United States Department of Agriculture (USDA), is a natural zero calorie fat-substitute made from the bran and hulls of cereal grains that lowers 25% to 50% of calories from fats in most foods without negatively affecting taste or texture. Z Trim generally can't be detected by consumers when formulated correctly in dairy, dressings, dips, sauces, baked goods, processed meats, snack foods, cookies, pies, cakes, icings, brownies, bars, ice cream, milk shakes and many other foods. It improves texture significantly; makes meats juicier, baked goods moister, dips creamier. Z Trim lets you to eat more of the foods you love without fear of weight gain and allows you to lose weight without giving up the foods you love. Z Trim adopts the flavor and mouth feel of most recipes and has been proven in studies that a majority of consumers prefer Z Trim foods over their full-fat counterparts. Z Trim can substantially reduce harmful trans and saturated fats and adds healthy insoluble and soluble dietary fiber which can be beneficial to heart patients and diabetics. Z Trim can improve digestion without any negative side effects sometimes associated with other fat substitutes and is generally recognized as safe (GRAS) by the Food and Drug Administration. Fiber has been shown to improve satiety and contribute to other benefits such as weight loss, lowering of cholesterol and improvement of glycemic index.

MARKETING AND DISTRIBUTION

The needs of the public, the food industry and the regulatory bodies are converging to deliver a tremendous market demand for a healthy solution to the obesity epidemic. "Added fats" are used in cooking, as table spreads and in the manufacture of food products, such as baked goods, salad dressings, and potato chips. Added fats represent approximately half of the total fats we consume. The replacement of 1/3 of added fats with Z Trim is one of the Company's goals.

The Company has a co-branding campaign, themed on the Company's trademarks Z TRIM(R) and LIVE LIFE BETTER(TM). This theme is aimed at marketing Z Trim simultaneously to the packaged food industry, to the restaurant industry, to institutional food providers (hospitals, schools, prisons, etc.), nutrition, fitness and healthfood companies, and to consumers who use it at home as well as seeking it out in the products they buy off of grocery store shelves and restaurant menus. Recognizable "Z Trim" and "Live Life Better" logos on food packaging, or adjacent to menu items, in our estimation, will signify a food product made better and healthier.

Our marketing strategy for Z Trim and the Z Trim line of products includes the use of a variety of consumer media in pursuit of a brand awareness campaign targeted to the consumer, and a business-to-business campaign focusing on product education, sales, promotional and distribution strategies targeted to the food manufacturing and dining industries. Z Trim product sales are targeted to the manufacturers of dairy, bakery, cereal, confectionary, processed meat, sauces, snack food, beverage, consumer-packaged and frozen foods, delicatessen, and private label foods, as well as to institutional food service, restaurants, catering, food solutions and "meal-makers" meal preparation outlets.

PRINCIPAL PRODUCTS AND SERVICES

     Z Trim is currently our principal product. As more fully described above, we own the exclusive license for all fields of use both domestically and internationally to Z Trim, an all-natural, agriculturally-based fat replacement developed by USDA. Z Trim can be used to decrease fat and calories and increase insoluble healthy fiber in foods.


EMPLOYEES AND LABOR RELATIONS

     As of December 31, 2006 we employed thirty three persons on a full-time basis and one person on a part-time basis. While we believe that the current number of employees is sufficient to carry on our business as currently conducted, we may need to hire additional employees to meet future operational requirements. None of our employees are represented by a labor union and we are not governed by any collective bargaining agreements. We believe that relations with our employees are good.

COMPETITION

     Although we compete with other food specialty firms providing products in the same ingredient categories, we believe that Z Trim represents a better, more comprehensive fat replacement solution than those of other companies.

ADVISORY PANEL OF EXPERTS

William Smithburg - joined The Quaker Oats Company in 1966 as a Brand Manager, after five years with two advertising agencies. Mr. Smithburg became Vice President and General Manager of the Cereals division in 1970. In 1976, Mr. Smithburg became Executive Vice President - U.S. Grocery Products, the largest division of The Quaker Oats Company. He was named to The Quaker Oats Board of Directors in 1978, and in 1979 was named President and Chief Operating Officer. Two years later, in 1981, he became Quaker's Chief Executive Officer and assumed the position of Chairman of the Board in 1983. He held that position until retiring in November, 1997. Mr. Smithburg is also a Director of Abbott Laboratories, Corning Incorporated, The Northern Trust Company and Smurfit-Stone Container Corporation. He served on the Board of Directors of the Grocery
Manufacturers of America from 1981 to 1997 and was Chairman of the Grocery Manufacturers of America's Board of Directors from 1993 to 1995. He also serves on the Board of Trustees of Northwestern University and has served as a member of the Civic Committee of the Commercial Club of Chicago and a director of Northwestern Memorial Hospital where he was Chairman of the Board from 1992 to 1993.

George A. Naddaff - is the current Chairman and co-CEO of KnowFat Lifestyle Grills. Mr. Naddaff is considered by many to be the "Guru of Franchising". He developed Boston Chicken/Boston Market into a national franchise brand and in 1992 sold it to a group of Blockbuster Video executives. In 1993 he shared in its record-setting IPO (143% first-day increase). Naddaff has founded and/or been significantly involved with several other successful concepts including:
Mulberry Child Care Centers, which had over 90 company-owned childcare centers when it was sold to KinderCare; Sylvan Learning Centers, the nation's leading after-school learning facilities; Ranch*1, a New York-based chain of grilled chicken sandwich restaurants; Living and Learning Schools, which operated more than 50 upscale childcare facilities and was sold to KinderCare; and VR Business Brokers, the nation's largest business brokerage franchise with over 350 offices, which was acquired in 1986 by Christies, London. Naddaff began his career in food service when he co-founded International Foods, which operated 19 KFC franchises in the Boston area and was sold in 1970.

Nicki Anderson - has spent the last 10 years trying to shift the way people view diet and exercise. Nicki believes that exercise has become punishment for an imperfect body. It seems that exercise is perceived to be for the elite athlete or thin person. As a fitness professional, she feels that it is her responsibility to introduce exercise as something that is positive and life enhancing. Ms Anderson believes that more often than not, people view exercise and sound nutrition as an all or nothing proposition. Ms. Anderson, IDEA Master Trainer, is the author of "Reality Fitness: Inspiration for Your Health and Well-being". She is the health and fitness columnist for Suburban Chicago
Newspapers as well as a family fitness contributor for eDiets. She is a certified personal trainer through the National Academy of Sports Medicine
(NASM). Nicki sits on the IHRSA Entrepreneurial Advisory Board, the Personal Training Committee for IDEA, and USA Today's Entrepreneurial Advisory Board.

Basil J. Falcone - At the time of its sale in 1997, Mr. Falcone was the former co-owner and Vice Chairman of General Drug, the 11th largest pharmaceutical distributor in the United States. Shortly thereafter, he acquired Omaha Vaccine & American Veterinary Pharmaceutical Co. which he sold in 2004. Acting in a broad strategic advisory role, Mr. Falcone currently has significant interests in human vaccine, nutraceutical and functional food companies. In his forty-six years of business and entrepreneurial experience, Mr. Falcone began as a 21-year old college graduate management trainee at General Motors and since has held management positions in large and middle size companies, commencing his first turnaround acquisition at age 37. Mr. Falcone has a Bachelor of Science degree in Sociology, Fordham University, N.Y. 1960 and MBA Graduate Studies, Baruch Graduate School of Management (City University of New York). He is a Member of the Economic Club of Chicago and a Board member of Bastyr University, Seattle Washington.

Triveni P. Shukla, Ph.D - Vice President, Technology Development for Z Trim. Dr. Shukla is in charge of accelerating Z Trim's manufacturing process and market development. He has a distinguished international background in food science. For ten years, he was head of R&D and Engineering at Krause Milling Co. (now
ADM), and has spent almost two decades as a consultant to the global food processing industries. Dr. Shukla is a scientist of vast and varied business and technical experience in the cereal foods and allied industries, commercial development and R&D. His activities and expertise cover a wide range:
post-harvest technology assessment and forecasting, contract R&D, market research, development and improvement strategies, technical and economic feasibility studies, competitive analysis and market intelligence, facility planning, sub-sector analysis and privatization, joint-venture analysis and international technology transfer. He is an internationally recognized expert in dry and wet corn milling. Dr. Shukla's association with Cargill, A.E. Staley, American Maize Co., U.S. Feed Grains Council, Winrock International, Monsanto and many other multi-national food processing clients constitutes a valuable body of experience. The list of companies that Dr. Shukla has worked with also includes: Anheuser-Busch, Bimbo (Mexico), Cedarburg Dairy/Kemp, ConAgra,
Experience Inc., Frigo Cheese Co./Unigated Ltd., Grupo Minsa s.a. de c.v. (Mexico), Heinz Co./Ore-Ida Foods, Heinz Co./Foodways Natl., Hershey Foods Corporation, Illinois Cereal Mills, Kraft-General Foods, Labbat Anderson, Mexican Accent Inc., Monsanto Company, Nabisco Brands, National Honey Board, Oscar Meyer Foods/Philip Morris, Procter & Gamble, Quaker Oats, Sigma Alimentos/Grupo Alpha (Mexico), Group Minsa of Mexico and Matrix Group of Malaysia, as well as four companies in Japan, two in India and two more in Korea.

Eric Carre - Research & Development Chef/Expert in Global Cuisine. Chef Eric's prior 25+ years of industry experience encompasses restaurant, R&D and food manufacturing both in the US and abroad and includes being the Executive Chef/VP of R&D for Culinary Foods, Inc. (a wholly owned subsidiary of Tyson Foods, Inc.) where he increased sales from $34 million to $142 million in 6 years. He has also served as Executive Chef/VP R&D at Culinary Brands, Inc., a division of Nestle and a pioneer in the use of sous vide cooking in the United States. In collaboration with UC Davis, Mr. Carre developed, pasteurized fully prepared, fresh refrigerated food using the cook-chill and Cook-in-Pack sous vide method. Eric was a 2005 Nominee for Award of Excellence - IACP (International Association of Culinary Professionals) and has been an editorial contributor and speaker to numerous major industry publications, seminars and conferences. His client's include Devanco Foods (frozen shawarma & cold sauces), Harbor Seafood (frozen lobster, fish & other seafood), Smithfield Innovations (Frozen Sauce Program), Distinctive Foods LLC (Chicago Flatbread & Texas Flatbread product lines; Pie Piper (Sweets Program), Alfa Gamma Seafood (Fish and Seafood),
Newhall Klein Inc. Marketing Communications (Culinary Ideation, Editorial Newsletter Services & Food Service Recipe Development), Gage Foods (School Feeding Program), Costco Club Stores Wholesale, National distribution, United Airlines, British Airways, Lufthansa, Wyndham Hotels, Casino Morongo, CA, Whole Foods' Trader Joes, Perdue Farms, White Toque, and Little Lady Foods (Sauce Program).

Dari Carre - is a renowned Research & Development Chef-Consultant. Dari's career in food began in 1988 upon completion of a Professional Diploma in Classical French Cooking at New York City's Institute for Culinary Education. Remaining in New York, she apprenticed at Rockefeller Center's 3-Star French restaurant, La Reserve, and then went on to work as a private chef, food stylist and cooking instructor. Dari develops recipes and food products with manufacturing, food service and consumer applications. Her clients include New Zealand Green Shell Mussel Marketing Board (manufacturing and consumer), Culinary Foods, Inc., a subsidiary of Tyson Foods, Inc. (foodservice) Better Homes & Gardens Magazine (savory & dessert for consumer), Barilla America (manufacturing & back-of-the-box consumer), Uncle Ben's Rice (savory for children and adult consumer) and Starbucks Coffee Company (foodservice). As a Product Marketer, she creates product-marketing strategies and delivers product demonstrations for Chef Demonstrations of new specialty cheese product launches by Kraft Foods, Inc, served as Spokesperson for the National Pork Producers Council in their MTV-inspired educational video targeted toward high school students, and Food Stylist for such media as cable TV's Home Shopping Network (HSN). Dari serves as Contributing Editor to various trade and consumer publications including Prepared Foods Magazine, Better Homes & Gardens, and Food Distribution Magazine, among many others.

Juan-Carlos Cruz - began his culinary career at California Culinary Academy (class of 93). He went on to become one of L.A.'s most sought after pastry experts, working at some of California's finest hotels and creating desserts for Gary Oldman, Jack Nicholson, Nancy Reagan, Will Smith, Oprah Winfrey, Jim Carrey, Joe Namath, Prince Phillip, Julia Roberts, Russell Crowe, and many others. Juan-Carlos was part of the team that represented the illustrious Hotel Bel-Air at the James Beard House and received such high praise for his work that in 2001 he decided to spin off on his own and begin Pastrydude.com in Los Angeles. Pastrydude.com is now one of Los Angeles' premiere wedding cake destinations for decadent made-to-order creations. After appearing on Discovery Health Network's Body Challenge (six episodes) on which he lost a total of 43 pounds (with an additional 17 lbs lost after the show wrapped), Juan-Carlos' attitude towards food expanded to include recipes for the calorie conscious. Alongside his other businesses, Juan-Carlos began running Calorie Commando Catering with the mission of providing the best heart-healthy food in Los Angeles.

Juan-Carlos also appeared on Discovery Health Network's Body Challenge 2 as "Calorie Commando." Juan-Carlos then appeared on the Body Challenge 3 as the host/weigh in coordinator. Other recent appearances include Soap Center for the Soap Opera Network, The Modern Girls Guide to Life for the Style Network, and Cooking School Stories on the Food Network. He has also made appearances on the Countdown to the Academy Awards on E!, Celebrity Diets on VH1, and is the host of Calorie Commando.

Zev Davis, M.D. - is Director, Cardiovascular Surgery at the Edward Heart Hospital in Naperville, Illinois. He is a partner in Cardiac Surgery Associates, one of the larger cardiac surgical practices in the country. Born and raised in New York City, he moved with his family to Israel for ten years, completing high school, university and medical school at the Hebrew University/Hadassah in Jerusalem, Israel. After a general surgical residency and cardiovascular fellowship at the Mayo Clinic, Dr. Davis trained additionally at the Hektoen Institute for Congenital Heart Disease (Chicago), and Johns Hopkins and Hospital Broussais (Paris, France). While performing all aspects of adult cardiac, thoracic and vascular surgery, Dr. Davis' particular interest is mitral valve repair, treatment of heart failure by left ventricular remodeling and reconstruction, and endoscopic (minimally invasive) vein and artery harvest. He is a member of many scientific societies, and has published multiple articles with frequent national presentations. Dr. Davis is involved in medical volunteer projects around the world, including Russia (Siberia), Pakistan, Israel, Honduras and Kenya.

James Painter, Ph.D is a Registered Dietitian, who earned a Ph.D. from the University of Illinois in Human Resource and Family Studies, a MS from Oklahoma State University in Food, Nutrition and Institution Administration and a BS from Southern Illinois University, Carbondale in Food and Nutrition. His professional experiences include serving on the faculty at the University of Illinois, Nutrition Consultant and Senior Food Service Director with Marriott Corporation. His professional affiliations include American Association of Family and Consumer Sciences, Society for Nutrition Education, Gamma Sigma Delta and the American Dietetic Association. He has over 60 professional and peer reviewed publications to his credit. He serves on the editorial board for Foodservice Research International and is a reviewer for Journal of Nutrition Education and Journal of Food Composition and Analysis. His expertise is recognized through his 100-plus professional lectures and presentations along with numerous public presentations, articles and interviews. He has served as principal investigator/co-principal investigator on more than 3 dozen grants. Currently he is Chairperson of the Family and Consumer Sciences at Eastern Illinois University.

Heather Hawk - is a national health and fitness correspondent for television and radio. As a spokesperson, consultant, and fitness advisor for numerous corporations and organizations in the health and fitness industry, she is involved in all aspects of the business including: product development and evaluation, program development, training, industry and consumer seminars, and scripting, hosting and producing instructional and promotional videos. Having been involved in fitness since the age of 15, Heather's passion is to educate and motivate all ages on the numerous benefits of a healthy lifestyle. This is accomplished through her media endeavors, video projects, and corporate affiliations. Heather has been seen on all the major networks as well as various cable stations including ESPN, ESPN 2, and QVC to name a few. Heather can be seen hosting "Get Hooked On Health", a 30-minute television program airing on the Charter Network that was launched as part of a national health and fitness campaign. She has hosted the popular news segment "Fit on Fox" on the Fox network for 6 years. She teaches listeners how to eat well, train properly, and create a healthier lifestyle through her nationally syndicated radio show "Hawk On Health".

Heather serves as the Director of Fitness Programming for Danskin Fitness Accessories for Women as well as Empower Fitness Equipment for Women. She serves on the Advisory Board for several companies. As an advocate for the American
Liver Foundation, National Down Syndrome Society, Muscular Dystrophy Association, Life Skills Foundation and the Spina Bifida Association of America, Hawk speaks publicly to raise awareness for these important groups. In recognition of her efforts, the American Liver Foundation named Hawk Media Person of the Year in 2000. Hawk graduated from Washington University's John M. Olin School of Business with a bachelor of science in business administration and marketing. Together with her personal training certification from the American Council for Exercise (ACE), Hawk combined her business savvy and passion for health and fitness to build Hawk on Health, LLC. Founded in 2002, Hawk on Health, LLC., promotes the significance of fitness, nutrition, wellness and medical issues encompassing every aspect of the Health and Fitness industry.

PLANT USAGE SALES SCENARIOS

In a 12 month period, the plant can currently produce an estimated one million pounds of finished Z Trim powder at 25x absorption. This could also equate to 25 million pounds of Z Trim Gel at 4% solids. The Company has no way at this time of knowing exact amounts of each product but anticipates it will produce a combination of 25x Z Trim Powder and 4% solids Z Trim Gel. Below are various uses of that available production capacity supply. The Company already sells to all 9 channels in varying percentages and expects that trend to continue as it grows however with little predictability of how much will be sold to each area in the future.

1) Industry Manufacturer sales of Z Trim Boxed Powder (22 pounds) at $120 (current price @ $5.5/lb) 45,454 boxes (assuming total utilization of all available production capacity supply for only this channel) Total Annual Potential Gross Revenue $5,500,000.

2) Industry Manufacturer sales of Z Trim Gel (one gallon) at $2.5 (current price @ $0.3/lb) 3,000,000 gallons (assuming total utilization of all available production capacity supply for only this channel) Total Annual Potential Gross Revenue $7,500,000.

3) Institutional User sales of Z Trim Gel (one gallon) at $5.00 (current price @ $0.6/lb) Schools, Universities, Hospitals, Hotels, Restaurants 3,000,000 gallons (assuming total utilization of all available production capacity supply for only this channel) Total Annual Potential Gross Revenue $15,000,000.

4) Consumer Retail sales of Appetite Control Capsules at $29.95 (current bulk price at web site) 3,600,000 bottles (assuming total utilization of all available production capacity supply for only this channel) Total Annual Potential Gross Revenue $107,820,000.

5) Consumer Retail sales of Appetite Control Capsules at $14.00 (wholesale price to large retailers) 3,600,000 bottles (assuming total utilization of all available production capacity supply for only this channel) Total Annual Potential Gross Revenue $50,400,000.

6) Consumer Retail sales of Z Trim Fat Replacement at $3.99 (current bulk price at web site) 25,000,000 bottles (assuming total utilization of all available production capacity supply for only this channel) Total Annual Potential Gross Revenue $99,750,000.

7) Consumer Retail sales of Z Trim Fat Replacement at $2.00 (wholesale price to large retailers) 25,000,000 bottles (assuming total utilization of all available production capacity supply for only this channel) Total Annual Potential Gross Revenue $50,000,000.

8) Consumer Retail sales of Z Trim Fiber Supplement (8 ounce) at $34.95 (current price at web site) 2,000,000 packs (assuming total utilization of all available production capacity supply for only this channel) Total Annual Potential Gross Revenue $69,900,000.

9) Consumer Retail sales of Z Trim Fiber Supplement (8 oz) at $15.00 (wholesale price to large retailers) 2,000,000 packs (assuming total utilization of all available production capacity supply for only this channel) Total Annual Potential Gross Revenue $30,000,000.



SUBSIDIARIES

FIBERGEL TECHNOLOGIES, INC.

     FiberGel owned the exclusive, worldwide license for all fields of use to Z Trim, an all-natural, agricultural-based fat replacement developed by the Agricultural Research Service of the United States Department of Agriculture ("USDA"). The Company acquired FiberGel, formerly a wholly-owned subsidiary of

Utek Corporation ("Utek"), on August 27, 2002. Under the terms of the acquisition, we issued 2,800,000 shares of our common stock to Utek valued at $504,000 using an average market price of $0.18 per share. We also issued a three year warrant to Utek to purchase 500,000 shares of our common stock at an exercise price of $0.36 per share of which such warrants were fully exercised in 2004. Z Trim Holdings, Inc. owns the exclusive U.S. and international rights to Z Trim, and Z Trim is currently our primary focus.

     Z Trim is a natural zero calorie fat-substitute made from the hulls of corn, oats, soy, rice, barley that lowers 25% to 50% of calories from fats in most foods without negatively affecting taste or texture. Z Trim generally can't be detected by consumers when formulated correctly in dairy, dressings, dips, sauces, baked goods, processed meats, snack foods, cookies, pies, cakes, icings, brownies, bars, ice cream, milk shakes and many other foods. It improves texture significantly; makes meats juicier, baked goods moister, dips creamier. Z Trim lets you eat more of the foods you love without fear of weight gain and allows you to lose weight without giving up the foods you love. Z Trim adopts the flavor and mouth feel of most recipes and reduces aftertaste in most foods. It has been proven in studies that a majority of consumers prefer Z Trim foods over their full-fat counterparts. Z Trim can substantially reduce harmful Trans and saturated fats and adds healthy insoluble and soluble dietary fiber which can be beneficial to heart patients and diabetics. Z Trim has none of the negative side effects sometimes associated with other fat substitutes. Z Trim's proprietary process turns worthless agricultural bi-products into a valuable and highly functional food ingredient with significant economic and health advantages over the fat it replaces. Z Trim provides a competitive industry advantage, reduces environmental management costs, and delivers a novel and substantial profit center to manufacturers.

     Z Trim is protected by an extensive intellectual property portfolio with dozens of patents issued and pending throughout the world, as well as myriad associated trade secrets and know how, copyrighted works and trademarks. Z Trim has been featured on Fox News "Your World w/ Neil Cavuto"; USA Today, Chicago Tribune, as well as local affiliates of NBC, FOX and CBS.

     The Company has been responding to industry inquiries and initiated exclusive partnership discussions with major domestic and international companies representing several food applications. As a result of new Z Trim product developments presented by the our technology team, led by Triveni P. Shukla, Ph.D., Vice President of Technology Development, we have been able to expand the scope of our marketing partnership programs to include numerous applications under the following major SIC classifications:

     o    311.200 Grains and oil seeds;

     o    311.300 Sugar and confectionary;

     o    311.400 Fruits and vegetables;

     o    311.500 Dairy products; o 311.600 Processed meat; and

     o    311.800 Bakeries and tortillas.

     The Company currently provides samples of Z Trim worldwide for testing to large, medium and small food companies as well as institutional food services along with technological support. There are many current customers using Z Trim in products being sold commercially and in restaurants along with several potential short, medium and long-term customers currently purchasing Z Trim for pilot testing of several different product applications.

The Company has received numerous inquiries in the United States and internationally relating to the manufacture, food processing, distribution licensing and sale of Z Trim, which we have the right to produce pursuant to an exclusive license from the USDA.

     The Company is currently making and shipping product to satisfy its customers' orders and product sample requests. Swiss based conglomerate DKSH, the company's distributor under exclusive limited territorial rights in Europe, Asia, Australia and South America has been purchasing Z Trim and providing current and potential customers with product samples and other product related assistance for both Z Trim and their newly developed non-GMO (Genetically Modified Organisms) Oat versions of Z Trim. The raw material oats are being acquired through a distributor from Quaker Oats.

     The Company has been shipping Z Trim product samples to many domestic and international food companies and has provided them with technical literature and assisted them with their product formulations. In addition, we have been selling Z Trim powder and Z Trim Gel directly to consumers for use in home cooking and has expanded its product offerings to include gourmet cookies, brownies and salad dressing.

     The Company completed the refinement of its proprietary Z Trim process during 2005 in its manufacturing plant adjacent to its corporate offices in Mundelein, Illinois. In 2006, the Company retained a renowned food formulation team to work directly with manufacturers and institutions on their formulations that require lowering fat. The Company also hired a well known marketing company to develop awareness of the Z Trim Brand.

NAT TOOLS FOR GOOD HEALTH

     We acquired the worldwide exclusive license to the NAT Web, the Nutrition Analysis Tool ("NAT") website developed by the Department of Food Science and Human Nutrition at the University of Illinois. The University of Illinois' NAT website is an interactive, web-based system designed to empower individuals to select a nutrient-rich diet. This fully functional nutrient analysis program utilizes the USDA nutrient database, including over 6,000 foods as well as information from food companies. NAT provides information on the relative composition of food and could aid consumers in their quest to achieve or maintain good health via nutritious eating.

     Pioneered and developed by Dr. James Painter at the University of Illinois in 1995, and a winner of several awards, the Nutritional Analysis Tools and System ("NATS") is based upon the behavioral scientific discoveries that keeping track daily of what we eat, plus how many calories we burn through fitness activities, are among the most critical components in achieving and sustaining long-term successful weight loss and health management. Using data provided by the USDA and most brand name food companies, NAT'S users can keep track every day of the foods, calories, fats, proteins, carbohydrates and other nutrients they consume. New members can join MyNATS for free and save all their menus on the NATS database. Non-members can use NATS 2.0 to save all their data to their own computers for free offline reference. NATS users can calculate calories burned during the day. The web site provides visitors the ability to enter a certain activity and the amount of calories they wish to burn, and then calculates how long the given activity needs to be done. Visitors can also enter how long they did an activity and the web site calculates how many calories they burned or which activities a person can do to burn a certain amount of calories in a given length of time.

     The acquisition of the socially conscious NATS site is very significant to us because it has the potential to provide us with a large consumer audience, as it attracts as many as two million visitors per month from more than eighty countries. We are increasing awareness about our Z Trim products and their benefits to consumers who visit the NATS website. Visitors to the site can also purchase Z Trim products, a pedometer based diet program, and Palm OS software versions of the NATS site that they can use when on the go. We are planning to expand the number of products being offered on the web site in 2006 to include cooperative advertising and marketing of healthy, calorie and fat reduced Z Trim products launched by food industry partners.


BRAVE WAY TRAINING SYSTEMS

     The Brave Way Training Systems, another of our wholly owned subsidiaries, is a security training and product company. The Brave Way offers proven, highly effective, low-cost self-defense courses and videos with a uniquely targeted curriculum focusing on personal safety and self-defense including rape prevention. Courses are offered for police officers and security personnel through The Brave Way's state certified law enforcement training for students and teachers, individuals, Airline Personnel, Hospital personnel, through park districts, clubs, churches and other organizations as well as corporations. The Brave Way instructors have experience in multiple martial arts, and backgrounds in martial arts, security, self-defense, and the military.

ON-LINE BEDDING CORP.

     On-Line Bedding Corp. ("On-Line Bedding"), another of our wholly-owned subsidiaries, founded in 1981, is a distributor of pillows, blankets and other bedding products to airlines, hospitals, government, and other commercial and institutional customers. On-Line Bedding subcontracts the production of pillows, blankets and other bedding products to manufacturers. On-Line Bedding's customers include hospitals, nursing homes, hotels and motels, and transportation-based companies such as airlines, railroads and motor coach companies. On-Line Bedding purchases its raw materials from various suppliers, and contracts production of its airline pillows and blankets with third party manufacturers. On-Line Bedding warehouses a limited inventory, and drop ships its products from manufacturers or wholesale suppliers in multiple locations throughout the United States to reduce freight costs for its customers. On-Line Bedding's primary accounts include AMTRAK, as well as certain domestic and international airlines. In addition, the United States Armed Forces regularly purchases a specialty pillow from On-Line Bedding through the United States military's electronic invoice system. On-Line Bedding is also an authorized pillow and related product vendor for a hospital purchasing group with over 500 members in eight states.

OPERATING SEGMENTS

     We operate three reportable segments, food product development, defense product development, and e-tailer.

     Our management reviews the operating companies' income to evaluate segment performance and allocate resources. Our operating companies' income for the reportable segments excludes income taxes and amortization of goodwill. Provision for income taxes is centrally managed at the corporate level and, accordingly, such items are not presented by segment since they are excluded from the measure of segment profitability reviewed by our management.

     For financial data on the reportable segments, you should refer to the Consolidated Financial Statements and the notes thereto.


THE OFFERING

     This prospectus relates to the sale of other disposition of 12,450,000 shares of our Common Stock, including 3,250,000 shares of Common Stock underlying warrants by the Selling Stockholders named in this prospectus or their transferees. The Selling Stockholders may offer their shares of Common Stock from time to time through public or private transactions, on or off of the American Stock Exchange at prevailing market prices or at privately negotiated prices. We will not receive any of the proceeds from the sale of the shares of common stock by the Selling Stockholders, but will receive proceeds related to the exercise for cash of warrants held by the Selling Stockholders.

CORPORATE INFORMATION

     Our executive offices are located at 1011 Campus Drive, Mundelein, Illinois, 60060. Our phone number is (847) 549-6002. Our website is www.ztrim.com. Information on our web site is not intended to be incorporated into this prospectus.

                                  RISK FACTORS

     YOU SHOULD CONSIDER THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE INVESTING IN THE SHARES. AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, OTHER INFORMATION INCLUDED IN THIS PROSPECTUS AND INFORMATION IN OUR PERIODIC REPORTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE MATERIALLY AND ADVERSELY AFFECTED AND YOU MAY LOSE SOME OR ALL OF YOUR INVESTMENT.

BUSINESS RISKS

WE HAVE A HISTORY OF OPERATING LOSSES AND CANNOT GUARANTEE PROFITABLE OPERATIONS IN THE FUTURE. ANY FAILURE ON OUR PART TO ACHIEVE PROFITABILITY MAY CAUSE US TO REDUCE OR EVENTUALLY CEASE OPERATIONS.

     We reported a net loss of $16,414,503 for the twelve months ending December 31, 2006 and a net loss of $1,724,636 for the three months ending March 31, 2007. At December 31, 2006 and March 31, 2007, respectively, we reported accumulated deficits of $49,467,918 and $51,208,935. If we continue to incur significant losses our cash reserves may be depleted earlier than currently anticipated, and we may be required to limit our future growth objectives to levels corresponding with our then available cash reserves.

OUR SUCCESS IS DEPENDENT ON MARKET ACCEPTANCE OF OUR PRODUCT.

     We have not conducted, nor have others made available to us, results of market research indicating how much market demand exists for Z Trim, our fat replacement product. We are relying on the current concerns over obesity, weight-health issues, and the rising cost of health care to drive demand for Z Trim in the marketplace. We cannot assure you that we will be able to gain the market acceptance necessary to achieve profitability.

WE MAKE NO PROJECTIONS REGARDING THE VIABILITY OF OUR FAT REPLACEMENT PRODUCT AND WE CANNOT ASSURE YOU THAT WE WILL ACHIEVE THE RESULTS DESCRIBED.

     We make no projection with respect to our future income, assets or business. No expert has reviewed our business plan for accuracy or reasonableness. It is likely that our actual business and results of operations will differ from those presented herein.

WE MAY NEED ADDITIONAL FUNDING AND SUCH FUNDING MAY NOT BE AVAILABLE. IF SUCH FUNDING IS AVAILABLE, IT MAY NOT BE OFFERED ON SATISFACTORY TERMS.

     We may require additional financing to fund ongoing operations if our sales and revenue growth are insufficient to meet our operating costs. Our inability to obtain necessary capital or financing to fund these needs will adversely affect our ability to fund operations and continue as a going concern. Our inability to obtain necessary capital or financing to fund these needs could adversely affect our business, results of operations and financial condition. Additional financing may not be available when needed or may not be available on terms acceptable to us. If adequate funds are not available, we may be required to delay, scale back or eliminate one or more of our business segments, which may affect our overall business results of operations and financial condition.

THE LOSS OF SERVICE OF KEY MANAGEMENT COULD HAVE A NEGATIVE IMPACT ON OUR PERFORMANCE.

     Our success depends to a significant degree upon the performance of our founder and Chief Executive Officer Gregory J. Halpern. The loss of service of Mr. Halpern could have a material adverse effect on our operating performance and viability as a going concern.

OUR MANAGEMENT CURRENTLY BENEFICIALLY OWNS A SIGNIFICANT PERCENTAGE OF OUR COMMON STOCK.

     Ownership of our common stock is concentrated in management. Gregory J. Halpern, our Chairman and Chief Executive Officer, owns 26.3% of our common stock and all of the directors and officers collectively own 41.23%. Holders of our common stock can be out-voted by management in most circumstances and thereby management can control the composition of our board of directors and our policies.


WE MAY EXPAND OUR OPERATIONS BY MAKING ACQUISITIONS WHICH COULD SUBJECT US TO A NUMBER OF OPERATIONAL RISKS.

     In order to grow our business, we may expand our operations by acquiring other businesses in the future. We cannot predict whether or when any acquisitions will occur. Acquisitions commonly involve certain risks, and we cannot assure you that any acquired business will be successfully integrated into our operations or will perform as we expect. Any future acquisitions could involve certain other risks, including the assumption of additional liabilities, potentially dilutive issuances of equity securities and diversion of management's attention from other business concerns We may also enter into joint venture transactions. Joint ventures have the added risk that the other joint venture partners may have economic, business or legal interests or objectives that are inconsistent with our interests and objectives.

OUR INABILITY TO SECURE AND PROTECT OUR INTELLECTUAL PROPERTY MAY RESULT IN COSTLY AND TIME-CONSUMING LITIGATION AND COULD IMPEDE US FROM EVER ATTAINING MARKET SUCCESS.

     We hold several patents as well as copyrights and trademarks with respect to our products and expect to continue to file applications in the future as a means of protecting our intellectual property. In addition, we seek to protect our proprietary information and know-how through the use of trade secrets, confidentiality agreements and other similar security measures. With respect to patents, there can be no assurance that any applications for patent protection will be granted, or, if granted, will offer meaningful protection.

Additionally, there can be no assurance that competitors will not develop, patent or gain access to similar know-how and technology, or reverse engineer our products, or that any confidentiality agreements upon which we rely to protect our trade secrets and other proprietary information will be adequate to protect our proprietary technology. The occurrence of any such events could have a material adverse effect on our results of operations and financial condition.


OUR STOCK PRICE MAY DROP UNEXPECTEDLY DUE TO SHORT SELLING OF OUR COMMON STOCK IN THE MARKET.

Regulation SHO began on January 3, 2005 and was adopted to update short sale regulation in light of numerous market developments since short sale regulation was first adopted in 1938. We have experienced and may continue to experience unexpected declines in our stock price due to manipulation of the market by individuals who profit by short selling our common stock. Short selling occurs when an individual borrows shares from an investor through a broker and then sells those borrowed shares at the current market price. The "short seller" profits when the stock price falls because he or she can repurchase the stock at a lower price and pay back the person from whom he or she borrowed, thereby making a profit. We cannot assure you that short sellers will not continue to drive the stock price down in the future, causing decline in the value of your investment.

THE FLUCTUATION IN OUR STOCK PRICE MAY RESULT IN A DECLINE IN THE VALUE OF YOUR INVESTMENT.

     The price of our common stock may fluctuate widely, depending upon many factors, including the differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts' recommendations or projections, short selling of our stock in the market, changes in general economic or market conditions and broad market fluctuations. Companies that experience volatility in the market price of their securities often are subject to securities class action litigation. This type of litigation, if instituted against us, could result in substantial costs and divert management's attention and resources away from our business.


MARKET RISKS

THE COMMON STOCK IS SUBJECT TO THE PENNY STOCK RULES.

     The term "penny stock" generally refers to low-priced, speculative securities of very small companies. Before a broker-dealer can sell a penny stock, SEC rules require the broker-dealer to first approve the customer for the transaction and receive from the customer a written agreement to the transaction. The broker-dealer must furnish the customer a document describing the risks of investing in penny stocks. The broker-dealer must tell the customer the current market quotation, if any, for the penny stock and the compensation the broker-dealer and its broker will receive for the trade. Finally, the broker-dealer must send monthly account statements showing the market value of each penny stock held in the customer's account. These requirements make penny stocks more difficult to trade. Because the Common Stock is subject to the penny stock rules, the market liquidity of the Common Stock may be adversely affected.

SHARES ELIGIBLE FOR FUTURE SALE MAY ADVERSELY AFFECT THE MARKET.

     From time to time, certain of our shareholders may be eligible to sell all or some of their shares of Common Stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Securities Act, subject to certain limitations. In general, pursuant to Rule 144, a stockholder (or shareholders whose shares are aggregated) who has satisfied a one-year holding period may, under certain circumstances, sell within any three-month period a number of securities which does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume of the class during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of securities, without any limitation, by our shareholders that are non-affiliates that have satisfied a two-year holding period. Any substantial sale of our Common Stock pursuant to Rule 144 or pursuant to any resale prospectus may have a material adverse effect on the market price of the Common Stock.

THE ISSUANCE OF ADDITIONAL COMMON STOCK COULD RESULT IN SUBSTANTIAL DILUTION.

     We may need additional equity funding to provide the capital to achieve our objectives. Such equity issuance would cause a substantially larger number of shares to be outstanding, thereby diluting the ownership interest of our existing shareholders. In addition, public sales of substantial amounts of the Common Stock after this registration statement could reduce the market price for the Common Stock. If we raise capital in the future by issuing additional equity securities, investors may experience a decline in the value of their securities.

THE TRADING PRICE OF THE COMMON STOCK IS VOLATILE, WHICH COULD CAUSE THE VALUE OF AN INVESTMENT OUR SECURITIES TO DECLINE.

     The market price of shares of our Common Stock has been volatile. The price of the Common Stock may continue to fluctuate in response to a number of factors, such as:

     o developments and resolution of current litigation that we are a party to;

     o    our cash resources and our ability to obtain additional funding;

     o announcements by us or a competitor of business development or exhibition projects;

     o    our entering into or terminating strategic business relationships;

     o    changes in government regulations;

     o    changes in our revenue or expense levels; and

     o    negative reports on us by security analysts;


     The occurrence of any of these events may cause the price of the Common Stock to fall. In addition, the stock market in general has experienced volatility that often has been unrelated to the operating performance or financial condition of individual companies. Any broad market or industry fluctuations may adversely affect the trading price of our Common Stock, regardless of operating performance or prospects.

WE DO NOT PLAN TO PAY DIVIDENDS TO HOLDERS OF COMMON STOCK.

     We do not anticipate paying cash dividends to the holders of the Common Stock at any time. Accordingly, investors must rely upon subsequent sales after price appreciation as the sole method to realize a gain on investment. There are no assurances that the price of Common Stock will ever appreciate in value. Investors seeking cash dividends should not buy our securities.

                                USE OF PROCEEDS

     All of the shares of Common Stock offered by this prospectus are being offered by the Selling Stockholders. For information about the Selling Stockholders, see "Selling Stockholders" on page 22. We will not receive any of the proceeds from the sale of the shares of Common Stock offered by the Selling Stockholders, but will receive proceeds related to the exercise of warrants for cash held by the Selling Stockholders. We intend to use the net proceeds generated by such warrant exercises for general corporate purposes, including but not limited to working capital, capital expenditures and acquisitions, if any. We cannot estimate how many, if any, warrants and options may be exercised as a result of this offering. We are obligated to bear the expenses of the registration of the shares. We anticipate that these expenses will be approximately $25,000.

                              SELLING STOCKHOLDERS

     This prospectus relates to the sale or other disposition of 12,450,000 shares of our common stock, including 3,250,000 shares of common stock underlying warrants, by the Selling Stockholders or their transferees. The issuance of the shares upon exercise of warrants is not covered by this prospectus; only the resale of the shares underlying warrants are covered.

     On March 27, 2007, we entered into private placement subscription agreements pursuant to which we sold unregistered shares of our common stock, par value $0.00005 per share ("Common Stock"), and warrants exercisable for Common Stock. We sold 80 units in the private placement at a price of $100,000 per unit, with each unit consisting of 100,000 shares of Common Stock and a five-year warrant with an exercise price of $1.20 per share to purchase 25,000 shares of Common Stock (the "Warrants"). In the aggregate we sold 8,000,000 shares of Common Stock, and Warrants to purchase an additional 2,000,000 shares of Common Stock. We received gross proceeds of $8,000,000 from these sales. We also entered into a registration rights agreement in connection with the private placement pursuant to which we agreed to file with the Securities and Exchange Commission this registration statement covering the resale of the Common Stock and Common Stock underlying the Warrants.

     JP Turner & Company, LLC ("JP Turner") served as the lead placement agent in connection with the private placement. JP Turner, together with any affiliate placement agents, received warrants to purchase 1,200,000 shares of Common Stock on terms which are identical to the Warrants included in the units except that the exercise price is $1.00 per share. In addition, the placement agent's warrant has registration rights that are the same as those afforded to investors in the private placement.

     In addition to the March, 2007 offering, we previously sold unregistered shares of Common Stock and warrants exercisable for Common Stock in private sales and settlements at privately negotiated prices. In the aggregate, we sold 1,200,000 shares of Common Stock and warrants to purchase an additional 50,000 shares of Common Stock in these sales.

     The following table sets forth information with respect to the beneficial ownership of our common stock as of June 5, 2007, by each of the Selling Stockholders and the maximum number of shares that may be sold hereunder. The term "Selling Stockholder" includes the stockholders listed below and their respective transferees, assignees, pledges, donees and other successors. The number of shares that may be actually sold by any Selling Stockholder will be determined by the Selling Stockholder. Because the Selling Stockholders may sell all, some or none of the shares of common stock which they hold, and because the offering contemplated by this prospectus is not currently being underwritten, no estimate can be given as to the number of or percentage of total shares of Common Stock that will be held by the Selling Stockholders upon termination of the offering.

     As of June 5, 2007, there were 62,883,375 shares of Common Stock outstanding.



                                                                       Maximum
                                                                      Number of
                                     Shares Beneficially Owned      Shares to be
                                   ----------------------------          Sold
 Name                                 Number        Percentage      Hereunder(1)
                                   ------------    ------------     ------------
Clark Wingert                        500,000 (2)         *               500,000

Michael McMahon                      125,000 (3)         *               125,000

Cary Moscarello                      125,000(4)          *               125,000

Ralph and Nancy Cotton                31,250 (5)         *                31,250

Marlene McGuire                       62,500 (6)         *                62,500

Carl J. Sagasser Living Trust        375,000 (7)         *               375,000

Lee and Kay Bettenhausen             187,500 (8)         *               187,500

Zev and Pam Davis                    625,000 (9)         *               625,000

John Majic                           625,000 (10)        *               625,000

Ryan Schiff                          125,000 (11)        *               125,000

Philip Trast                         125,000 (12)        *               125,000

Paul Zeedyk                          250,000 (13)        *               250,000

William and Christine Geiger         250,000 (14)        *               250,000

Richard and Annette Crawford         125,000 (15)        *               125,000
_____________________
* Less than one percent.

(1) Includes 1,250,000 shares issuable upon exercise of warrants at $1.00 per share and 2,000,000 shares issuable upon exercise of warrants at $1.20 per share.
(2) Includes 100,000 shares issuable upon exercise of warrants at $1.20 per share.
(3) Includes 25,000 shares issuable upon exercise of warrants at $1.20 per share.
(4) Includes 25,000 shares issuable upon exercise of warrants at $1.20 per share.
(5) Includes 6,250 shares issuable upon exercise of warrants at $1.20 per share.
(6) Includes 12,500 shares issuable upon exercise of warrants at $1.20 per share.
(7) Includes 75,000 shares issuable upon exercise of warrants at $1.20 per share.
(8) Includes 37,500 shares issuable upon exercise of warrants at $1.20 per share.
(9) Includes 125,000 shares issuable upon exercise of warrants at $1.20 per share.
(10) Includes 125,000 shares issuable upon exercise of warrants at $1.20 per share.
(11) Includes 25,000 shares issuable upon exercise of warrants at $1.20 per share.
(12) Includes 25,000 shares issuable upon exercise of warrants at $1.20 per share.
(13) Includes 50,000 shares issuable upon exercise of warrants at $1.20 per share.
(14) Includes 50,000 shares issuable upon exercise of warrants at $1.20 per share.

Jeff and Kim Clymer                  125,000 (16)        *               125,000

Peter D. Kochanowski                 125,000 (17)        *               125,000

Paul Werner                           62,500 (18)        *                62,500

Patrick J. Monahan Revocable Trust    31,250 (19)        *                31,250

Wallace and Sharon Clark             250,000 (20)        *               250,000

Walter Jakovcic                      250,000 (21)        *               250,000

Joseph Laura                         375,000 (22)        *               375,000

John and Alisa Peragine              125,000 (23)        *               125,000

Jerry Schwartz                       312,500 (24)        *               312,500

Greg Fresca                           31,250 (25)        *                31,250

Frank Fresca                         125,000 (26)        *               125,000

Martin Hodds                         187,500 (27)        *               187,500

Stephen Phillips                   1,187,500 (28)     1.9%             1,187,500

Kyle McKenzie                        125,000 (29)        *               125,000

Scott and Jolene McPherson           125,000(30)         *               125,000

Kenneth and Tammy Balatgek           125,000 (31)        *               125,000

CKS Warehouse                        187,500 (32)        *               187,500

Harry and Carol Heller               250,000 (33)        *               250,000

Billy Knott                          625,000 (34)        *               625,000

Cleco Corp.                          875,000 (35)     1.4%               875,000

J.W. Harman                          125,000 (36)        *               125,000

Alan Axelrod                         281,250 (37)        *               281,250

Endevour                             250,000 (38)        *               250,000

Jerome Gildner                       125,000 (39)        *               125,000

Marvin Mauel                         187,500 (40)        *               187,500

JP Turner & Company, LLC           1,200,000 (41)     1.9%             1,200,000

David Dabney                          85,000 (42)        *                85,000

Paradigm Group II, LLC               880,000          1.4%               880,000

Willow Cove                          142,500             *               142,500

Richard Wexler                       142,500             *               142,500
___________________________

(15) Includes 25,000 shares issuable upon exercise of warrants at $1.20 per share.
(16) Includes 25,000 shares issuable upon exercise of warrants at $1.20 per share.
(17) Includes 25,000 shares issuable upon exercise of warrants at $1.20 per share.
(18) Includes 12,500 shares issuable upon exercise of warrants at $1.20 per share.
(19) Includes 6,250 shares issuable upon exercise of warrants at $1.20 per share.
(20) Includes 50,000 shares issuable upon exercise of warrants at $1.20 per share.
(21) Includes 50,000 shares issuable upon exercise of warrants at $1.20 per share.
(22) Includes 75,000 shares issuable upon exercise of warrants at $1.20 per share.
(23) Includes 25,000 shares issuable upon exercise of warrants at $1.20 per share.
(24) Includes 62,500 shares issuable upon exercise of warrants at $1.20 per share.
(25) Includes 6,250 shares issuable upon exercise of warrants at $1.20 per share.
(26) Includes 25,000 shares issuable upon exercise of warrants at $1.20 per share.
(27) Includes 37,500 shares issuable upon exercise of warrants at $1.20 per share.
(28) Includes 237,500 shares issuable upon exercise of warrants at $1.20 per share.
(29) Includes 25,000 shares issuable upon exercise of warrants at $1.20 per share.
(30) Includes 25,000 shares issuable upon exercise of warrants at $1.20 per share.
(31) Includes 25,000 shares issuable upon exercise of warrants at $1.20 per share.
(32) Includes 37,500 shares issuable upon exercise of warrants at $1.20 per share.
(33) Includes 50,000 shares issuable upon exercise of warrants at $1.20 per share.

                              PLAN OF DISTRIBUTION


     The selling stockholders (the "Selling Stockholders", which as used herein includes donees, pledgees, transferees or other successors-in-interest of a Selling Stockholder selling shares of Common Stock or interests in shares of Common Stock received after the date of this prospectus from a Selling Stockholder as a gift, pledge, partnership distribution or other transfer) may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of Common Stock or interests in shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

     The Selling Stockholders may use any one or more of the following methods when disposing of shares or interests therein:

     -  ordinary   brokerage   transactions   and   transactions  in  which  the
broker-dealer solicits purchasers;

     - block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
______________________________

(34) Includes 125,000 shares issuable upon exercise of warrants at $1.20 per share.
(35) Includes 175,000 shares issuable upon exercise of warrants at $1.20 per share.
(36) Includes 25,000 shares issuable upon exercise of warrants at $1.20 per share.
(37) Includes 56,250 shares issuable upon exercise of warrants at $1.20 per share.
(38) Includes 50,000 shares issuable upon exercise of warrants at $1.20 per share.
(39) Includes 25,000 shares issuable upon exercise of warrants at $1.20 per share.
(40) Includes 37,500 shares issuable upon exercise of warrants at $1.20 per share.
(41) Represents 1,200,000 shares issuable upon exercise of warrants at $1.00 per share.
(41) Includes 50,000 shares issuable upon exercise of warrants at $1.00 per share.

     - purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

     - an exchange distribution in accordance with the rules of the applicable exchange;

     - privately negotiated transactions;

     - short sales effected after the date the registration statement of which this Prospectus is a part is declared effective by the SEC;

     -  through  the  writing  or   settlement   of  options  or  other  hedging
transactions, whether through an options exchange or otherwise;

     - broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share; and

     - a combination of any such methods of sale.

     The Selling Stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock, from time to time, under this Prospectus, or under an amendment to this Prospectus under Rule 424(b)(3) or other applicable provision of the 1933 Act amending the list of Selling Stockholders to include the pledgee, transferee or other successors-in-interest as Selling Stockholders under this Prospectus. The Selling Stockholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this Prospectus.

     Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     J.P. Turner & Company, LLC ("JP Turner") has indicated to us its willingness to act as selling agent on behalf of the Selling Stockholders named in the Prospectus under "Selling Security Holders" that purchased our privately placed securities. All shares sold, if any, on behalf of Selling Stockholders by JP Turner would be in transactions executed by JP Turner on an agency basis and commissions charged to its customers in connection with each transaction shall not exceed a maximum of 5% of the gross proceeds. JP Turner does not have an underwriting agreement with us and/or the Selling Stockholders and no Selling Stockholders are required to execute transactions through JP Turner.

     In connection with the sale of our Common Stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of our Common Stock short and deliver these securities to close out their short positions, or loan or pledge the Common Stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this Prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this Prospectus (as supplemented or amended to reflect such transaction).

     The Selling Stockholders will receive the aggregate proceeds from the sale of the Common Stock offered by them. The aggregate proceeds to the Selling Stockholders from the sale of the Common Stock offered by them will be the purchase price of the Common Stock less discounts or commissions, if any. Each of the Selling Stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Common Stock to be made directly or through agents. We will not receive any of the proceeds from the sale of Common Stock in this offering. We may receive proceeds from holders who exercise their warrants and pay the applicable cash exercise price in connection with those exercises.

     The Selling Stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the 1933 Act rather than under this Prospectus, provided that they meet the criteria and conform to the requirements of that rule.

     The Selling Stockholders and any underwriters, broker-dealers or agents that participate in the sale of the Common Stock or interests therein may be "underwriters" within the meaning of Section 2(11) of the 1933 Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the 1933 Act. Selling Stockholders who are "underwriters" within the meaning of Section 2(11) of the 1933 Act will be subject to the prospectus delivery requirements of the 1933 Act.

     To the extent required, the shares of our common stock to be sold, the names of the Selling Stockholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this Prospectus.

     In order to comply with the securities laws of some states, if applicable, the Common Stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Common Stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     We have advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the 1934 Act may apply to sales of shares in the market and to the activities of the Selling Stockholders and their affiliates. In addition, we will make copies of this Prospectus (as it may be supplemented or amended from time to time) available to the Selling Stockholders for the purpose of satisfying the prospectus delivery requirements of the 1933 Act. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares of Common Stock against certain liabilities, including liabilities arising under the 1933 Act.

     We will pay all of the expenses incident to registration other than commissions, fees and discounts of underwriters, brokers, dealers and agents. We will pay for offering expenses including the SEC registration fee, accounting fees, legal fees, printing expenses and other related miscellaneous expenses. We have agreed to indemnify the Selling Stockholders against liabilities, including liabilities under the 1933 Act and state securities laws, relating to the registration of the shares offered by this Prospectus.

     We have agreed with the Selling Stockholders to keep the registration statement of which this Prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this Prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the 1933 Act. Notwithstanding anything contained herein to the contrary, an aggregate of 1,200,000 shares of Common Stock issuable upon exercise of warrants held by JP Turner and/or "associated persons" of JP Turner are subject to a 180 day lock-up agreement in accordance with the requirements of NASD Rule 2710(g)(1).

                                  LEGAL MATTERS

     The validity of the Common Stock registered hereunder has been passed upon for us by Epstein Becker & Green, P.C., Chicago, Illinois.

                                     EXPERTS

     The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the Year ended December 31, 2006 have been so incorporated in reliance on the report of Spector & Wong LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission will automatically update and supersede that information. We incorporate by reference the documents filed with the Commission listed below:

     (a)  Our Annual Report on Form 10-K for the year ended December 31, 2006;

     (b)  Our Quarterly Report on Form 8-K filed with the SEC on May 9, 2007;

     (c)  Our Current Report on Form 8-K filed with the SEC on May 17, 2007;

     (d) The description of the common stock contained in our Registration Statement on Form 10SB filed with the Commission on August 21, 2000, together with each of Amendment No. 1 on Form 10SB/A filed with the Commission on December 10, 2002, Amendment No. 2 on Form 10SB/A filed with the Commission on January 7, 2002 and Amendment No. 3 on Form 10SB/A filed with the Commission on January 24, 2002 and including any amendments or reports filed for the purpose of updating such description in which there is described the terms, rights and provisions applicable to our common stock; and

     (e) All documents we have filed with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement, as well as subsequent to the date of this prospectus and prior to the termination of this offering, shall be deemed to be incorporated by reference into this prospectus and to be a part of this prospectus from the date of the filing of the documents.

     You may request a copy of any one or more of these filings, at no cost, by contacting us at:


                              Z Trim Holdings, Inc.
                                1011 Campus Drive
                            Mundelein, Illinois 60060
                                 (847) 549-6002

                       WHERE YOU CAN GET MORE INFORMATION


     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). You may read and copy any reports, statements or other information that we file with the Commission at the Commission's public reference room at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. The Commission maintains a Web site at "www.sec.gov" that contains reports, proxy and information statements and other information regarding companies that file electronically with the Commission, including Z Trim's.

     You may also find copies of reports, proxy and information statements we file electronically with the Commission via a link to "Investor Relations" from our website at "www.ztrim.com." The information on our Internet Web site is not incorporated in this prospectus by reference and you should not consider it a part of this prospectus.

                                   PROSPECTUS



                              Z TRIM HOLDINGS, INC.



                        12,450,000 SHARES OF COMMON STOCK



                                  June 5, 2007


     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

                                     PART II

INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     We are not issuing any common stock under this Registration Statement. All Common Stock registered pursuant to this Registration Statement is being registered on behalf of Selling Shareholders. We have agreed to pay all costs of this Registration Statement. The following table sets forth the estimated expenses to be incurred in connection with the issuance and resale of the securities offered by this prospectus. We are responsible for the payment of all expenses set forth below.


         Registration fee                                 $             438
         Blue Sky filing fees and expenses                $              *
         Printing and engraving expenses                  $              *
         Legal fees and expenses                          $           10,000
         Accounting fees and expenses                     $            5,000
         Miscellaneous                                    $              *
                                                                   -------------
         Total                                            $              *

- ----------------------
(*) To be provided in an amendment to this registration statement.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's bylaws authorize the Company to indemnify directors and officers and other corporate agents to the fullest extent permitted under the laws of Illinois. Because indemnification of liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers or controlling persons by these provisions or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event that a claim for indemnification against liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding, is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by us is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of the issue.

ITEM 16. EXHIBITS

     The following documents are filed as exhibits to this Registration Statement, including those exhibits incorporated herein by reference to a prior filing of Z Trim Holdings, Inc. under the Securities Act of 1933 or the Securities Exchange Act of 1934 as indicated in parenthesis.


EXHIBIT
NO.                                     DESCRIPTION
--------- ----------------------------------------------------------------------
4.1 Form of Subscription Agreement (filed as Exhibit 4.5 to the Company's Form 10-KSB filed on April 2, 2007 and incorporated herein by reference).

4.2 Form of Warrant to Purchase Common Stock (filed as Exhibit 4.6 to the Company's Form 10-KSB filed on April 2, 2007 and incorporated herein by reference).

4.3 Form of Registration Rights Agreement (filed as Exhibit 4.7 to the Company's Form 10-KSB filed on April 2, 2007 and incorporated herein by reference).

5.1       Opinion of Epstein Becker & Green, P.C.

23.1      Consent of Spector and Wong, LLP

23.2      Consent of Epstein Becker & Green, P.C. (included in Exhibit 5.1)

ITEM 17. UNDERTAKINGS

(a) The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                    (i) To include any prospectus required by section 10(a)(3) of the Securities Act.

                    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not appy if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to be believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mundelein, State of Illinois, on June 5, 2007.


                              Z TRIM HOLDINGS, INC.

                              By: /s/ Gregory J. Halpern
                              --------------------------
                              Gregory J. Halpern
                              Chairman and Chief Executive Officer


                                POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gregory J. Halpern as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     In accordance with the requirements of the Securities Act of 1933, as amended, this registration statement has been signed on June 5, 2007 by the following persons in the capacities indicated.


/s/ Gregory J. Halpern                         /s/ Stanford J. Levin
----------------------                         ---------------------
Gregory J. Halpern                             Stanford J. Levin
Chairman and Chief Executive Officer           Director
(Principal Executive Officer)


/s/ Alan G. Orlowsky                           /s/ David Lansky
------------------                             --------------------
Alan G. Orlowsky                               David Lansky
Director and Chief Financial Officer           Director
(Principal Accounting Officer)


/s/ Steve Cohen                                /s/ Steve H. Salgan
-------------------                            -------------------
Steve Cohen                                    Steve H. Salgan
Director and President                         Director


/s/ Dana Dabney                                /s/ Brian Israel
-------------------                            -------------------
Dana Dabney                                    Brian Israel
Director and Vice President                    Director

                                                           INDEX OF EXHIBITS


EXHIBIT
NUMBER                DESCRIPTION OF EXHIBITS

--------- ----------------------------------------------------------------------
4.1 Form of Subscription Agreement (filed as Exhibit 4.5 to the Company's Form 10-KSB filed on April 2, 2007 and incorporated herein by reference).

4.2 Form of Warrant to Purchase Common Stock (filed as Exhibit 4.6 to the Company's Form 10-KSB filed on April 2, 2007 and incorporated herein by reference).

4.3 Form of Registration Rights Agreement (filed as Exhibit 4.7 to the Company's Form 10-KSB filed on April 2, 2007 and incorporated herein by reference).
5.1                   Opinion of Epstein Becker & Green, P.C.

23.1      Consent of Spector and Wong, LLP

23.2      Consent of Epstein Becker & Green, P.C. (included in Exhibit 5.1)

                                                                     Exhibit 5.1

                               [EPSTEIN BECKER &
                             GREEN, P.C. LETTERHEAD]
June 5, 2007


The Board of Directors
Z Trim Holdings, Inc.
1011 Campus Drive
Mundelein, IL 60060

We have acted as counsel for Z Trim Holdings, Inc., an Illinois corporation (the "Company"), in connection with the Registration Statement on Form S-3 filed June 5, 2007 (the "Registration Statement") filed by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Act"), relating to the resale by selling shareholders of up to 12,450,000 shares of Common Stock, par value $.00005, of the Company (the "Shares").

We have reviewed the corporate action of the Company in connection with this matter and have examined the documents, corporate records, and other instruments we deemed necessary for the purposes of this opinion.

In rendering this opinion, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and the conformity to authentic original documents of all documents submitted to us as copies.

Based upon the foregoing, it is our opinion that the Shares, when issued, delivered and sold in the manner described in the Registration Statement, will be validly issued, fully paid and nonassessable.

We are qualified to practice law in the state of Illinois and we do not express any opinions in this letter concerning any law other than the laws of the state of Illinois and the federal laws of the United States of America.

This opinion is furnished solely for the benefit of the Company and may not be filed with or furnished to any individual, entity, association, agency or other person and may not be quoted or referred to, orally or in writing, in whole or in part, without our prior written consent. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm in the prospectus constituting a part thereof. In giving such consent, we do not thereby admit that we are in the category of persons whose consents are required under Section 7 of the Act.

Very truly yours,


/s/ Epstein Becker & Green, P.C.
--------------------------------
Epstein Becker & Green, P.C.

                                                                   Exhibit  23.1


                               SPECTOR & WONG, LLP
                          Certified Public Accountants     80 SOUTH LAKE AVENUE
HAROLD Y. SPECTOR, CPA                                     SUITE 723 PASADENA,
CAROL S. WONG, CPA                (888) 584-5577           CALIFORNIA 9UO1
                               FAX (626) 584-6447
                             spectorwongcpa@aol.com






            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT FIRM


     We hereby consent to the  incorporation  by reference in this  Registration
Statement on Form S-3 of our report dated March 30, 2007, relating to the consolidated financial statements and financial schedule of Z Trim Holdings, Inc. and subsidiaries, which appears in Z Trim Holding's Annual Report on Form 10-KSB for the year ended December 31, 2006. We also consent to the reference to us under the heading "Experts" in this Registration Statement.


/s/ Spector & Wong, LLP
-----------------------
Spector & Wong, LLP
Pasadena, California
June 5, 2007